February 27, 2014

Via EDGAR

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Thompson:

Re:      Neuromama Ltd. (the “Company”)

            Form 10-K for the Fiscal Year Ended January 31, 2013

            Filed April 10, 2013

            Form 8-K

            Filed November 26, 2013

            Form 10-Q for the Quarterly Period Ended October 31, 2013

            Filed January 17, 2014

            File No. 333-180750

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes:

Form 10-K for the Fiscal Year Ended January 31, 2013

General

1.       We note that you announced on your website on July 29, 2013 the issuance of free company stock as part of your loyalty rewards program.  Please provide us with additional information about your loyalty rewards program with a view to understanding how you determine when a customer receives shares and how many they receive.  Please also tell us how many shares you have issued pursuant to this program to date.  Finally, please tell us if such issuances were registered or exempt from registration and explain the basis for your determination.

ANSWER:  We have discontinued the part of loyalty rewards program related to the free stock issuance as this part of the program has proven ineffective. Despite issuing a press release, no one had picked up on this news. No one has ever claimed the shares and no shares have been issued to date based on this program.

Item 1. Description of Business, page 4.

2.       In future filings please expand your narrative discussion of your business to comply with Item 101 of Regulation S-K.  For example, please describe the distribution methods of your planned products and their markets, competitive business conditions and your competitive position in the industry and methods of competition, sources and availability of raw materials, effect of existing or probable government regulations on your business, costs and effects of compliance with environmental laws and number of employees.  Please refer to Item 101(h) of Regulation S-K.

ANSWER:  We will expand our narrative discussion of business in our future filings.  An example can be found below:

Neurozone

The Neurozone is currently setup to allow merchants the option of selling their own products and fulfilling those orders by shipping the product sold either to the customers’ location within the United States or for International orders to a Globalshopex located in Miami, Florida, or Los Angeles, California

The Neurozone itself is also setup to be a product provider that sells and ships items purchased online to customers either in the US or Internationally. These orders will be drop shipped by the vendor or manufacturer to either the customers’ location or to one of the Globalshopex locations.

For US domestic orders, the Neurozone will offer real time shipping charges based on the address of the merchant selling the product and the recipient.

The markets for these products are both US domestic consumers as well as consumers worldwide. The demographic for these products will definitely vary based on the diversity of the product lines and the participating merchants.

Competition

For years small to mid-size retailers have been getting squeezed by big box corporations that have larger inventories, better prices, convenience, and offer consumers other incentives that make it nearly impossible for small business to complete. This use to be just on Main Street, now those same corporations are online creating the same competitive conditions for small Internet retailers. These conditions were being felt even prior to the recession.

Online merchants who wish to succeed now need to be in as many comparative search engines and shopping channels as possible. Most retailers cannot succeed online by only selling on their own website. Merchants now have to participate in as many comparative search engines and shopping channels that they can possibly get into. E.G. Suecoffee.com sells products on ebay.com, thefind.com, Google Shopping, Bing Shopping, her own website, and now on the Neurozone.

The Neurozone is an attractive choice for retailers who are looking for additional exposure and to take advantage of the many values that the platform offers. The Neurozone offers retailers with an entire suite of services and features.

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Benefits to merchants include:

•         International shipping and credit card processing.

•         Ability to sell items through auction or flat rate.

•         Solution for accepting payments online.

•         e-commerce features such as coupon codes, customer reviews, product upselling module, social share features

•         Cross promotion over the Neuromama.com Internet Platform.

•         Internet presence and means of selling for retailers who don't have their own website.

Benefits to consumers include:

•         provides environment for comparing prices and shopping from multiple stores on one platform

•         For international customers the Neurozone offers the means of purchasing from American consumers.

•         Neurozone provides Secure SSL encrypted checkout

•         Product comparison feature, price drop & low inventory notifications.

Sources and Availability of Products

Product sources are broken into 2 categories, the merchants who participate by selling their own products, and the product lines that the Neurozone handles.

We believe that we should welcome any merchant who expresses interest in selling on the Neurozone. That said we also feel strongly that we should focus on Niche items with high profit margins. There are also specific brands and products that are of interest to people who live outside the Unites States.

Ever since the recession hit most American vendors and distributors are willing to offer drop shipping programs. We have endless drop ship opportunities available to us with most product lines allow a 20 - 30% profit margin.

Our focus for sourcing drop ship lines:

•         niche products

•         items that carry high profit margin

•         brands and products that appeal to foreigners

•         use of website analytics and identified purchasing trends will help improve product sourcing.

Government Regulations

All websites conducting credit card transactions online must be PCI-DSS compliant. We are required to use an SSL Certificate to encrypt the connection at checkout.  We must not store credit card details.  The Hosting Server must meet PHP Version standards and periodic website scans will be imposed by merchant provider. Note:  Neurozone.neuromama.com is fully PCI-DSS compliant.

Retail establishments conducting sales within the United States must obtain a reseller permit for the state and county where items are shipped from.

Businesses that have originating sales within the state of California must collect and report sales tax set by the country where the business resides on a quarterly basis.

The Neurozone.neuromama.com will be subject to potential chargebacks and customer complaints relevant & standard to all e-commerce operations. We can protect ourselves with a clear and accurate terms & conditions page which states all website policies.

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Item 7. Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 5

Plan of Operation and Funding, page 7

3.       In light of your disclosure regarding your ability to continue as a going concern, please disclose how you intend to finance your operating costs over the next 12 months.

ANSWER:  We have signed a Financing and Services Agreement with Global Media and Internet, Ltd. (“Global Media”) for the period of 19 months starting December 1, 2013 to June 30, 2015.  This agreement will provide the Company with $19,000,000 in financing and services.  Additional sources of revenue will be sales of advertising on NeuroPlatform, sales of advertising on TV Networks, funds received from profit centers on NeuroPlatform.

4.       Please expand your discussion of liquidity and capital resources in future filings to include a reasonably detailed discussion of your ability or inability to generate adequate amounts of cash to support your operations on both a long-term and short-term basis and the amount of capital necessary to sustain operations.  Your disclosure should provide enough detail that your readers gain insight into management’s analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing.  Note any registrant that has identified a material liquidity deficiency must disclose the course of action to remedy the deficiency.  Refer to Item 303(a)(1) of Regulation S-K.

ANSWER:  Our future filings will include a detailed discussion of our ability to generate adequate amounts of cash to support our operations on both a long-term and short-term basis and the amount of capital necessary to sustain operations.  Our disclosure will provide enough detail on management’s analysis and concerns related to our ability to continue to operate, including the probability of success for the various actions we are proposing.

Please refer to the Company’s Business Plan attached as Appendix “A”.  In this Business Plan the Company has provided in great detail all of the elements of planned expansion and amount of required funding to execute each of the elements.  The Financing and Services Agreement that the Company entered into with Global Media for the period of 19 months starting December 1, 2013 to June 30, 2015 will provide the Company with $19,000,000 in required funding.  This will facilitate the Company’s growth.

Item 14.  Principal Accounting Fees and Services, page 20

5.       In future filings please disclose the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of your annual financial statements and review of financial statements included in quarterly reports.  In addition, please disclose audit related fees, tax fees and all other fees billed in each of the last two fiscal years or that no such fees were incurred.

ANSWER: In future filings we intend to disclose the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of our annual financial statements and review of financial statements included in quarterly reports.  In addition, we will disclose audit related fees, tax fees and all other fees billed in each of the last two fiscal years or that no such fees were incurred.

Signatures, page 21

6.       We note that the report has been duly signed on your behalf by your president, chief executive officer and chief financial officer.  In future filings please also include the second signature block of Form 10-K and include the signature of Barbara Walaszek in her capacities as principal executive officer, principal financial officer, principal accounting officer and sole board member.  Please refer to the signature blocks in Form 10-K and General Instruction D(2) of Form 10-K.

ANSWER: .  In future filings we will include the second signature block of Form 10-K and include the signatures of our principal executive officer, principal financial officer, principal accounting officer and all of our board members.

Exhibit 31.1

7.       Please delete the title of the officer from the first sentence of the certification in future filings.  The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K.  This comment also applies to periodic filings on Form 10-Q.

ANSWER:  We will include certifications in the exact format provided by Item 601(b)(31) of Regulation S-K in future filings.

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Form 8-K filed November 26, 2013

8.       Please tell us the reason Mr. Vikoulov requested the company cancel 2,535,000,001 shares of common stock he owned resulting in him giving up his majority interest.  In addition, we note the November 26, 2013 press release disclosing that Neuromama Ltd. has become a public company by acquiring controlling interest of an already existing public company.  Please tell us the public company acquired and how you accounted for the acquisition.  Please also tell us your consideration of filing a current report on Form 8-K to report the acquisition under Items 2.01 and 9.01.

ANSWER:  Mr. Vikoulov requested the Company cancel the shares in order to decrease the Company’s market cap. In lieu of the common shares that he cancelled, preferred stock was issued which has equivalent voting interest.

The wording in the press release that disclosed Neuromama Ltd. has become a public company was erroneously stated.  In fact, Neuromama, Ltd. was already a public company.  Trance Global Entertainment Group Corp. was a public company that changed its name to Neuromama, Ltd., as disclosed on the Form 8-K filed by the Company on June 5, 2013.  The press release stated that acquiring interest was acquired because our CFO and Director Mr. Alexander Vikoulov acquired 82.9% of the Company’s outstanding common stock from Barbara Walaszek for $20,000 cash as disclosed on the Form 8-K filed by the Company on July 9, 2013 and amended on July 15, 2013.

Form 10-Q for the Quarterly Period Ended October 31, 2013

9.       Please tell us why you have checked the box indicating that you are “subject to” the filing requirements associated with Section 13 or 15(d) of the Exchange Act.  In this regard, it appears that you had reporting obligations pursuant to Section 15(d) of the Exchange Act but that such obligations may have lapsed.  Further, it does not appear that you have registered a class of securities that would subject you to reporting obligations under Section 13 of the Exchange Act.

ANSWER:  This box was erroneously checked.  We will correct on future filings.

10.   Please tell us the basis for your belief that you are not a “shell company” as defined in Rule 405 under the Securities Act of 1933, as amended, considering you check the box on the cover page of your Form 10-Q indicating as much.  In this regard, we note that you appear to have no or nominal operations and assets consisting of cash and nominal other assets.

ANSWER: We believe that we should not be considered a “shell company” as defined in Rule 405 under the Securities Act of 1933, as amended, as we have ongoing operations and total assets of $18,252,443 as of our Form 10-Q for the quarter ended October 31, 2013 and filed by the Commission on January 17, 2014.

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Item 1.  Financial Statements

Notes to Financial Statements

3. Intangible Assets, page F-7

11.   Please tell us whether you entered into any contract for the development of the website and, if so, please tell us the significant terms of the development contract.  If applicable, please disclose the significant terms of the development contract in future filings.

ANSWER:  We have entered into Financing and Services Agreements with Global Media for the project research, design, development and implementation our online search engine website www.neuromama.com and other elements of Neuro Platform, as well as four 24/7 TV Networks in Latin America on SatMex8 for marketing and develop TV programming for branding Neuro products and services, develop and implement an infrastructure to sell advertising on NeuroPlatform and TV Networks in Latin America, US and other countries, to conduct research, design, develop and implementation of NeuroMANIA brick and mortar business model for the middle class population interested in quality products without credit and savings.  One 50,000 sq. ft. store is to be open in Mexico. Under the agreement the Global Media will facilitate acquisitions and development of Entertainment Assets and other Intellectual Property.

Also, pursuant to the Agreement, Global Media has agreed to lend the Company and to and provide us with services required to execute our business plan. The execution of our business plan would take approximately 26 months and is valued at US $20,000,000.  In exchange for $20,000,000 in financing and services the Company will compensate Global Media with 5,000,000 shares, 2,000,000 three year callable Class “A” warrants exercisable at $1.50 per share, 10,000,000 Class "B" warrants exercisable at $0.50 and 10,000,000 Class "C" warrants, exercisable at $1.00.

The statuses of the projects are as follows:

•         Search Engine based on Neural Technology operates in production environment with some elements in implementation and maintenance stages - https://neuromama.com

•         Neuro-Mail secure e-mail service operates in production environment with some elements in implementation and maintenance stages - http://neuro-mail.com

•         NeuroBrowser  - for all computers and mobile type devices for adults and special version for children operates in production environment with some elements in implementation and maintenance stages - http://apps.neuromama.com

•         NeuroMania  - an infrastructure of 123 social networks connecting people of same professions, interests and hobbies operates in production environment with some elements in implementation and maintenance stages - http://neuromania.com

•         Financial tools operates in production environment with some elements in implementation and maintenance stages - http://finance.neuromama.com

•         NeuroZone - http://neurozone.neuromama.comoperates in production environment with some elements such as the auction in implementation stage.

•         NeuroPad, NeuroPhone, NeuroBook - are being sourced and tested  - http://neurozone.neuromama.com/home.php?cat=250

•         Welcome to the Frequent Search Rewards (FSR) Program - operates in production environment with some elements in implementation and maintenance stages  - http://fsr.neuromama.com    - https://neuromama.com/index.php?action=choiseReg

•         The informational site for every city in the world with local search engine powered by NeuroMama search engine containing local news, local advertising and other information that is important to local people as well as tourists, not limited to local social network in research, design and development stages -- http://local.neuromama.com

•         http://kids.neuromama.com– Meticulously crafted content for children, Pre-Teens & Teens with NeuroBrowser for kids, preloaded with all the places kids like to go, operates in production environment with some elements in implementation and maintenance stages.

One of the company primary focuses is on selling advertising to Latin America and the developed countries. http://advertise.neuromama.comoperates in production environment with some elements in implementation and maintenance stages.

The four TV Networks: NeuroZone TV, KidsZone TV, CombatZone TV, and ArtZone TV are in the process of being launched under agreement with SatMex8 with additional service agreement with HMX TV Networks.

The library of Entertainments Assets is under development with first acquisition of 65 episodes of The Jazz Network, few films and other shows. With syndication agreement for The Jazz Network, NeuroMama, Ltd. will receive approximately 50% of revenues from sales of advertising on Dish Network, Direct TV, ITunes and some local channels when 3 times per week The Jazz Network will be broadcasted.

Under this agreement with Global Media to perform services Global Media will unconditionally transfers its rights for Intellectual Property, including all applications, databases, concepts and web design as well as operating websites developed under the terms of the agreement.

We intend to disclose the significant terms of these development contracts in future filings.

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12.   Please tell us about the library of entertainment assets you acquired.  Please include in your response a list of the variety shows and feature films acquired as well as any rights and licenses you obtained associated with the entertainment assets.  In addition, we note the shares exchanged for the library of assets had a total value of approximately $100 million based on the September 3, 2013 closing price as noted in your Form 8-K filed October 3, 2013; however, you have recorded the assets at $17,070,000 based on the results of a valuation performed by a certified and independent valuator.  Please explain your valuation in light of the market price of the shares issued and the fair value ultimately determined for the assets acquired referencing ASC 845-10-30.

ANSWER:  Appendix “B” to this letter lists the acquired titles of the Library of Entertainment Assets that we purchased.  Pursuant to the Intellectual Property Purchase Agreement dated September 24, 2013 as amended, we along with Mr. John Sterling agree that if the results of the subsequent independent valuation analysis are significantly different from the purchase price of the acquired assets (which was the case here), the parties agree to revise the agreement.  In this instance, we agree to issue stock valued at $99,999,999.00 on the date of the signing the agreement.  The intellectual property that we acquired was to be and has been reviewed by a certified and independent valuator as well as our registered independent public accounting firm.  Mr. Sterling agreed to their valuation and as a result Mr. Sterling was issued 2,276,000 common shares for the Library of Entertainment Assets which is equivalent to the total valuation price of $17,070,000 at a price of $7.50, which is the closing price of our common stock on 01/16/2014 which is the date that our registered independent public accounting firm completed its review of the transaction.

4. Loan Payable, page F-7

13.   We note you did not receive cash proceeds from the loan and reflected amounts financed as non-cash transactions on your statement of cash flows for the nine months ended October 31, 2013.  In this regard, it appears your accounts payable and website development costs are being paid directly by the lender.  Please tell us the nature of the costs incurred included in accounts payable financed.  Also tell us the arrangements you have with the lender regarding the financing of website development costs and expenses or otherwise clarify for us why these transactions are reported as non-cash transactions.

ANSWER:  Our accounts payable and website development costs were paid directly by Global Media, our lender.  Costs incurred included in accounts payable financed were developer weekly compensations, advertising, administrative and office expenses, accounting, legal and other professional services expenses.  We have agreed to repay any cash advanced by Global Media at 3% simple interest due and payable on December 1, 2015.  Since Global Media has paid all website development costs and expenses directly without advancing cash proceeds, all these transactions were reported as non-cash transactions.

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Item 2. Management’s Discussion and Analysis of Financial Condition or Plan of Operation, page 4

Description of Business, page 4

14.   We note your disclosure here, which indicates that you are “aiming to be the World’s first Internet Platform containing all of the popular components used by a majority of population on the Internet.”  This statement is vague in that it is unclear what you mean by “all of the popular components.”  You make similar vague statements in your Form 8-K dated as of July 8, 2013, where you state that you “will provide the facts to support [the reader’s] conviction, confidence, and certainty in making a positive choice on this fascinating opportunity.”  In future filings, please revise or remove such statements and similar statements that are unclear.

ANSWER: We will revise or remove such vague statements that are unclear in future filings.

15.   We note your disclosure that you are “implementing immediate revenue generating infrastructure to sell advertising on [your] Internet Platform,” and that “[t]he Company is currently in the process of establishing its presence in China…to deliver large profit margins.”  In future filings, such as your annual report on Form 10-K, please revise to provide investors with a better understanding of your plan of operations; please include an expected timeline for the implementation of each of these statements.  In this regard, we note that you have not generated any revenues.  Please tell us what your disclosure will look like.

ANSWER:  We will revise our future filings to provide a clearer understanding of our plan of operations.  We have not yet generated any revenues and we have not yet established our presence in China.

Our proposed plan of operations for future filings will look something like this:

We are currently working with various manufacturers and distributors in China to provide customers of our online and brick and mortar retail customers with quality products and NeuroMama, Ltd. with high profit margins as a result of purchasing products in China.

Furthermore, portions of our business plan (Appendix “A”) will be filed to present ongoing and planned operations, financial projections for advertising sales on our Internet Platform, as well as revenues-related disclosure.

16.   In future filings, such as your annual report on Form 10-K, please revise to clarify how you intend to generate revenues.  You mention your search engine, e-mail service, social network, online shopping mall and licensing program; however, it is not clear how you intend to generate revenues from any of these programs.  Please clarify and disclose the stage of development of each such program.  In this regard, we note the statements you make in your Form 8-K dated as of July 8, 2013 where you state that “[e]very single element of Neuromama is operating somewhere in the world today and is generating substantial profit for its shareholders.”  You make similar statements in the various press releases located at your web-site; however, your Description of Business does not provide sufficient detail.  Furthermore, your indication that you are generating “substantial profit” appears to be inaccurate, given your continuing losses; please refrain from making such statements in future filings.

ANSWER:  We will refrain from making such statements such as “substantial profit” in future filings.  Some additional information as to how we intend to generate revenues in the near terms is as follows:

In the immediate term, revenues will be generated through advertising sales for our search engine, enticing the customer base to participate in the many other platforms where applicable as they create market awareness for their products and services as advertisers on NeuroMama.com. We will advertise our search engine and other NeuroPlatform elements through existing and developing access to cable and traditional TV networks throughout Mexico and broader Latin America in order to support those ad sales.

We also have broadcasting and entertainment business units: an existing IP library valued at $18 million that includes episodes and new production of The Jazz Network, as well as movies and television shows owned by the Company.  In that acquisition, syndication includes Direct TV and Dish Networks, reaching 50 million homes in the U.S. In total, the Company will be leveraging four distinct proprietary networks with original content in order to generate sustained advertising sales from those business units.

Item 4. Controls and Procedures, page 7

17.   We note your disclosure on page 7 that “the Principal Executive Officer and Principal Financial Officer have concluded that these disclosure controls and procedures are not effective due to the material weaknesses.”  Please tell us where in your Annual Report on Form 10-K for the fiscal year ended January 31, 2013 you discuss the material weakness in internal controls.  In this regard, we note that you reference the Annual Report on Form 10-K filed with the SEC on March 28, 2013.  However, your Annual Report on Form 10-K was filed on April 10, 2013 and it states on page 18 that “management concluded that [y]our disclosure controls and procedures were effective.”

ANSWER:  We did not discuss the material weakness in our internal controls on our Form 10-K for the fiscal year ended January 31, 2013.  We will include in an amended filing.

18.   Please revise your disclosure in the second paragraph to refer to the correct quarter.

ANSWER: We will revise the statement to correctly state October 31, 2013 in a subsequent amendment.

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On behalf of the Company, I acknowledge that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the writer if you have any further questions.

Yours truly,

Neuromama, Ltd.

Per: /s/ Igor Weselovsky

Igor Weselovsky

President & C.E.O.

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APPENDIX "A"

2014

NeuroMama, Ltd.

[BUSINESS PLAN]

Business Plan for NeuroMama, Ltd, NeuroMama.com search engine, NeuroMania retail sales, NeuroZone, Entertainment Asset Licensing, TV Network Ad Sales, and Neuro-branded electronics sales

Contents

EXECUTIVE SUMMARY 3

MANAGEMENT 6

NEUROMAMA.COM ADVERTISING SALES 6

Frequent Searcher Rewards (FSR) Program 8

NEUROMAMA ELECTRONICS PRODUCTS 9

NEUROMANIA 11

NEUROZONE INTERNET PLATFORM 17

ENTERTAINMENT LICENSING 19

TV NETWORK ADVERTISING SALES & BRANDING OPPORTUNITIES 20

RISK FACTORS: MANAGEMENT 22

FINANCE 29

2 | Page

EXECUTIVE SUMMARY

NeuroMama, Ltd is the Russia-based parent company of a number of business units which are launching their global business lines in 2014 in a coordinated, complementary, and synergistic fashion. The specific synergies, development status, and launch plans are detailed in this business plan. One of the core business units is the NeuroMam.com search engine, relying on cutting edge artificial intelligence (neural technology) to provide superior results as well as a number of sustainable benefits that set it apart from the competitive set.

Among those benefits are frequent search points redeemable for a number of items including NeuroMama's own branded products: NeuroPhone, NeuroPad, and NeuroBook, which are manufactured in China and will be used both as promotional items for various business units, as a mode of delivery for the aggregated NueroPlatform encompassing many of the company's business units, and ultimately as a source of sustainable profit as a viable product line itself.

These business units include brick and mortar retail stores (NeuroMania) and online stores as well, delivering retail items to consumers, as well as wholesale transactions to commercial players, and also serving as a distribution channel for the Neuro products mentioned above. Online sales of NeuroMania's products will be conducted as well on the NeuroZone, which will serve both proprietary product sales, as well as provide a global trading platform in 150 countries for US and other merchants seeking a global customer base.

NeuroMama, Ltd. has a finance agreement for $19.42 million for general development for a period ending June 2015. NeuroMama has already spent over $1 million since Q4 2013 to date, and has budgeted to employ these funds in the various product and market development efforts as detailed in this business plan, including a comprehensive conventions schedule in the US and France (page 4), and overall milestones as detailed on a master project time-line (page 5).

Since the initial revenue source starting February 2014 is ad sales for the search engine, the sustainability of the overall venture into 2015 will rely on these sales, and soon operations in the other business units as 2014 unfolds. Current estimates project slightly better than breakeven in the current year with an assumption of total ad sales of $3.5 million in the balance of the year. 2015 shows a modest pre-tax profit of$1.7 million, and by 2016 as business lines mature and approach stabilization, pre-tax profit is projected under $19 million, with business units growing at different rates beyond Year 3 of consolidated operations.

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NeuroMama Convention Program

Convention	Attendees	Start Date	End Date
International CES *	155,000	7-Jan	10-Jan
ASD Las Vegas - March 2014	41,000	16-Mar	19-Mar
InterOp 2014	18,000	31-Mar	4-Apr
National Association of Broadcasters	96,000	7-Apr	10-Apr
ReCon 2014	30,000	18-May	21-May
Licensing International Expo	13,000	17-Jun	19-Jun
ASD Las Vegas - August 2014	41,000	3-Aug	6-Aug
Super Mobile Show	40,000	9-Sep	11-Sep
National Association of Convenience Stores	23,000	6-Oct	8-Oct
MIPCOM (France)	13,000	13-Oct	16-Oct

* Convention Completed

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ID		Task Name
1		**NeuroMama Ad Sales**
2	✓	Search Engine Launched
3		Ad Sales begin - LATAM & N. America
4		TV Network Access Expansion
5		Worldwide Sales & FSR Fully Implemented
6		Achieve $3.5MM Gross Sales
7		Continuous Operations
8		**Neuro Products**
9		Promotional Item Use begins in operations
10		Products presented at International CES
11		FSR Fully Implemented
12		Product Development / Intergration to NeuroPlatform
13		Achieve $400k gross sales
14		Continuous Operations
15		**NeuroMania**
16		Initial Test Store Opens (Rosarito, MX)
17		Site Slection for new stores
18		New Sites Acquired/Leased
19		Construction/Renovation begins
20		Store Opens/Wholesale bsiness & licensing
21		Retail, Wholesale, and store licensing underway
22		**NeuroZone**
23		Finalize Auction; Global Shopex integration complete
24		Marketing & Sales fully deployed
25		Achieve net Sales Goal of $600k
26		Continuous Operations
27		**Entertainment Licensing**
28		Develop assets for licensing: contracts, marketing, etc.
29		Commercial Licensing (Character & Entertainment)
30		Continuous Operations
31		**TV Network Ad Sales**
32		Production and Broadcasting; Ad Sales
33		Continuous Operations

2014
2015
2016
J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F

                                                         5| P  a  g  e

MANAGEMENT

The company's team of forward-thinking individuals has engineered an all-encompassing platform from the ground up to take maximum advantage of the last decade's advances in web crawling, data storage and management, content comparison, analysis and sorting.

Igor Weselovsky - President and CEO, Director
Igor Weselovsky brings more than 22 years of conventional and unconventional entrepreneurial and managerial experience to Neuromama. His career includes executive positions at B"N'B' Corp., JinWo Corp. (S.Korea) (export-import), Stella Bella Corp. (USA) (Import, marketing), International Brands (USA) (e-Commerce), BBC Monitoring (U.K) (Media), P.P. Tropish Fruit (Netherlands) (Import-export), and Coconut Water Community (Internet marketing). Weselovsky has unique perspective, know-how and expertise how to combine and extend online and brick-and-mortar businesses in line with current and future Neuromama.com projects. He holds a B.S degree from Novosibirsk State Radio & Electronic Technical School.

Alexander Vikoulov - Chief Financial Officer, Chairman of the Board
Alexander Vikoulov has an extensive background with more than 22 years of hands-on experience in financial sales, accounting, consulting and asset management. Prior to joining Neuromama he held an executive position as a business consultant with Alinvest Capital Group, office manager of First Data Corp., and financial advisor with Prudential Securities. He also previously served as president and CEO of Sibmarket Financial Company in Novosibirsk, Russia, where was also as a director of the board at Siberian Stock Exchange. Vikoulov started his financial career at Incombank in Moscow, Russia, in 1990 as financial analyst. Vikoulov graduated with a BBA degree in finance from Armstrong University.

Vladimir Solovjovs - Chief Operational Officer, Director
Vladimir Solovjovs is a seasoned technical professional with more than 12 years of high technology-related background. Prior to joining Neuromama his career included executive positions as head of development department at SIA TeleNet, IT project manager at SIA Republic Performance, technical director at SIA Baltinet Data, as well as sales manager at AS Pures Banka in Riga, Latvia. Solovjovs graduated from Moscow State University, Riga Branch with a B.S degree in computer science.

NEUROMAMA.COM ADVERTISING SALES

NeuroMama Ltd. (NERO) utilizes high quality neural technology to provide super-accurate search returns and power a suite of products including a web search engine, mobile app, more than 120 social networks, email service, finance center, kids zone, and more. The search engine offers consumers superior search results based on neural technology. This search engine was launched in summer of 2013, and as part of our marketing plan, already has a number of active advertisers. In recent weeks, we have hired a core team of sales managers and developed a sales plan to generate advertising revenue as of February 2014. Full fiber optics installation is finalizing in the coming days to support a worldwide professional telemarketing operation managed in-house from the operating headquarters in Rosarito, Mexico ultimately with a sales staff of over 4,500.

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As we start to generate online sales on the NeuroPlatform, our sales team will continue to hire and train sales staff and directly sell advertising on all of our four (4) global TV Networks (detailed in TV Network Ad Sales section) plus our sister network, HMX covering dozens of regions in Mexico.

According to Forbes, online advertising is expected to overtake TV advertising by 2016, with over $76 billion in worldwide advertising sales projected. While some of the primary competitors to the NeuroMama.com search engine are Google and Bing, a study published by the Harvard Journal of Law & Technology in summer of 2013 illustrates that while it is customary to equate market power with sales, in the case of search engines it has more to do with capacity and quality.

> "Consider a search engine that competes with Google, for example. If Google were to act anticompetitively, its competitor would easily be able to "produce" products to meet the demand of those who were unsatisfied with Google's products. After all, the products at issue are search results, and the algorithm for producing them is already available, so the only obstacle to producing more of them is the availability of server capacity to deliver the results to customers. Although expanding server capacity imposes some costs and takes some time, those limitations are small compared with, say, expansion of capacity in the production of the archetypal widget. Hence, market share is a relatively poor proxy for power when the product at issue is information.
>
> It should be emphasized, however, that the focus on capacity here is a narrow one, referring only to the capacity to deliver search results to users. There is another, perhaps more important element related to the volume of search results delivered: the advantage a search engine gains from the information gathered from searches. A search engine delivering a larger volume of search results gains valuable information from its users' searches and thus is able to deliver better search results. This advantage is akin to learning effects, and it could be viewed as lowering the cost of delivering high-quality results. The advantage is not, however, so much an effect of current market share as one of the cumulative number of searches delivered. For that reason, it does not support using current market share as a measure of power. It is better treated, perhaps, as privileged access to a valuable input, in the sense that prior searches are the raw material from which search results are in part derived.
>
> "Market power can derive from the inability of consumers to evaluate the quality of the product they are receiving. If the quality of a search engine's results is difficult for consumers to assess, the result can be the diminished competition that provides market power."

Therefore the key strategic imperative for NeuroMama.com is to establish a higher order of quality for the search results delivered, combined with integration into the broader NeuroPlatform which provides an umbrella of integrated and supporting e-commerce, entertainment, retail, and wholesale offerings that are unparalleled in the competitive space. With the strength of this strategy, and the brand equity that will be built over time, the search engine is expected to expand its advertising market share and revenue base for many years before stabilizing.

The NeuroMama.com search engine offers its users a customer loyalty program designed to encourage Web surfers to use NeuroMama.com as their primary means of searching the Internet and sending emails.

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At a time when privacy and personal information protection is of extreme importance to tens of millions of people, NeuroMama is committed to giving our users the industry's toughest firewall between themselves and hackers or anyone who may be a threat. The search engine does not place any cookies or trackers on the users' computers and only collects information voluntarily provided for purposes like Frequent Search Rewards membership or required by law.

NeuroMama.Com Advertising Sales

Pro Forma Income Statement
($thousands)

	Year 1	2	3	4	5
Revenue	3,500	8,639	17,004	24,965	29,166
Expenses					
Sales and marketing	872	2,152	4,236	6,220	7,266
General & Administrative	269	665	1,308	1,920	2,244
Total Expenses	1,141	2,817	5,544	8,140	9,510
Net Income from Operations	2,359	5,822	11,459	16,825	19,656

Growth Rates Y/Y	
Year 2	147%
Year 3	97%
Year 4	47%
Year 5	17%

Development Milestones		
2013	Q2	Search Engine Launched
2014	Q1	Advertising Sales Begin - LATAM & North America
	Q2	Network Access Expansion
		Worldwide Advertising Sales & FSR fully implemented
	Q4	Gross Sales Projected to reach $3.5 million

Frequent Searcher Rewards (FSR) Program

NERO's Frequent Searcher Rewards (FSR) program is the search engine and online retailing industry's first and only customer loyalty program that gives recognition to regular visitors and encourages them to use NeuroMama.com search box and other elements of NeuroMama Internet Platform.

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Users get 2,000 instant points upon registration, as well as accruing points with every search via NeuroMama.com, through every message sent through NeuroMail, and every purchase made on NeuroZones company own online store or any of its tenants and vendors. Points can be redeemed on everything from tropical vacations, groceries, and discounts for NeuroPhone, NeuroPad and NeuroBOOK .

NEUROMAMA ELECTRONICS PRODUCTS

A key component of the integrated NeuroPlatform is the accessing it through cutting edge technology, and generate income streams from the sale of a product line that increases brand equity, and serves as a physical platform for virtually all of the company's business lines. We introduced the product line in January of this year at the International CES (Consumer Electronics Show) in Las Vegas.

We are sourcing the manufacturing at significant cost advantage through a China-based manufacturer located in Shenzhen, with overseas sales and support out of Hong Kong, and has been making name brand electronics for many years. This China-based manufacturer has committed to providing sturdy and reliable products for a good price.

The products are tablets called NeuroPad, smartphones called NeuroPhone, and a laptop called NeuroBook. They are built using the latest cutting-edge hardware components, and the most up to date Android operating system, a large number of proprietary operating technology and feature sets and additional capabilities to optimize device access and performance with NeuroMama search, shopping, networking, video streaming and other services.

Since inception, great importance to product development and quality has been instituted. It's the ISO9001:2000 certified company, meanwhile most of the items get the certification of CE, FCC, Rohs, UN38.3, Allianz insurance etc. Most of the products series have been patented, and had received the HI-TECH Award in 2010 from the Chinese Government. Besides its own brands, it also provides OEM and ODM services according to customers' requirements. Through years of hard work, they have gained an excellent reputation in the industry, with particular emphasis on quality and customer service.

The industry is highly competitive with Apple's and Samsung the clear market leaders. However, the integration of our numerous business lines in the NeuroPlatform, combined with the aggressive proliferation of these products available through the search engine's unique Frequent Searcher Rewards (FSR) program are expected to bring our Neuro products to the market worldwide. As we prospect and sell advertising for our other businesses, we will make these products available, at times free of charge as part of a seeding strategy to gain strength in the user base.

The collection of Neuro devices including the NeuroPhone, NeuroPad, and NeuroBOOK are well made reliable products offered for an affordable price. Some would compare the NeuroPhone to the Galaxy S4. The NeuroPad is a 2-in-1 3G Tablet and Mobile Phone featuring the option of

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using a chip. The NeuroBOOK is designed in a practical size and features 4GB Ram making it a great choice for students of all ages.

If you're asking yourself how you can get your hands on one of these nifty devices, there's a few ways. Neuro devices are currently available through the NeuroMama FSR program, For businesses who sign up for advertising on the search engine NeuroMama.com, and will become available for purchase in one of many soon to come NeuroMANIA retail establishments throughout Latin America.

Neuro Products (Electronics): NeuroPhone, NeuroPad, NeuroBook

Pro Forma Income Statement
($thousands)

	Year 1	2	3	4	5
Revenue	400	627	984	1,346	1,573
Expenses					
Cost of Sales	1,133	345	541	740	865
Research & Development	54	84	132	180	211
Sales and marketing	46	72	113	155	181
General & Administrative	31	48	76	104	121
Total Expenses	1,263	550	862	1,179	1,378
Net Income from Operations	(863)	78	122	167	195

Growth Rates Y/Y	
Year 2	57%
Year 3	57%
Year 4	37%
Year 5	17%

Development Milestones		
2014	**Q1**	Promotional Item Use begins in operations
		Products Presented at International CES
	Q2	FSR fully implemented
	Q3	Product Development / Integration to NeuroPlatform
	Q4	Gross Sales Projected to reach $400,000

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NEUROMANIA

As an integral part of the NeuroPlatform, we have obtained operating space in addition to our existing executive and development facilities of 80,000 sq ft. 40,000 of this 80,000 space will be used for retail space – the NeuroMania store. The remaining 40,000 sq ft. space will be used for a wholesale business.

The first retail brick and mortar NeuroMANIA store that will serve as a prototype store for our licensing program. The sample products are being shipped from China and will have significant profit margins. The concept is to provide a customer base with quality products who, while employed, do not typically have the savings accounts and credit facilities in order to acquire such products.

As such, NeuroMania's projections estimate over 80% of net income will be derived from products bough on credit, as opposed to cash sales. In emerging markets, payment plans of 12 month will carry 34% interest and 18 month will carry 60% interest. In developed markets the equivalent will be carried but labeled as "Lease to Own". This one location will provide sales of approximately $10 million plus per year once stabilized. Once this concept is developed, it will be licensed as one NeuroMANIA brick and mortar territory to a population of not less than 60,000.

As to the wholesale business, and as mentioned above, the remaining 40,000 sq ft will be used as sample brick and mortar stores concepts to be made available to anyone who is looking to get into online or brick and mortar businesses. This concept will provide additional wholesale sales to the company and source of additional advertising sales.

In addition to physical stores, NeuroMANIA sales will be mirrored by online NeuroMANIA on the NeuroZone retail platform and will offer products not available in the brick and mortar stores.

The initial market for these stores, to be opened and developed in 2015, will be Mexico. Competitors include Coppel stores, and Elektra stores, which have both physical and online sales. While some of their products are manufactured in-house (furniture almost exclusively), most of their products are bought from wholesale distributors. The NeuroMania stores will also acquire products from wholesale distributors (list of products for brick and mortar and online sales below), but will offer Neuro-branded electronics through these outlets as well, thus realizing very lucrative profit margins on those product lines, and further establishing and expanding the brand equity of the "Neuro" name generally.

Marketing and Advertising will be done through our existing and growing network access – initially in the operating market of Mexico, then throughout Latin America, North America, Eastern Europe and worldwide.

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NeuroMania - Instore and Online Sales

Pro Forma Income Statement

($thousands)

	Year 1	2	3	4	5
Revenue					
Cash Sales		2,000	2,337	2,730	3,052
Credit Sales		8,000	9,346	10,919	12,210
Total Gross Revenue		**10,000**	**11,683**	**13,648**	**15,262**
Expenses	**908**	**3,500**	**4,089**	**4,777**	**5,342**
Net Income	**(908)**	**6,500**	**7,594**	**8,871**	**9,920**

Growth Rates Y/Y	
Year 3	17%
Year 4	17%
Year 5	12%

Development Milestones		
2014	Q4	Initial Test Store Opens
2015	Q1	Site Selection for new stores
	Q2	New Sites Acquired/Leased
		Construction/Renovation begins
	Q3	Stores Open / Wholesale Business and Licensing
	Q4	Retail, Wholesale, and store licensing underway

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NEUROMANIA PRODUCT LIST

** ONLINE STORE ON NEUROZONE.COM **

Biz Cat	Biz Category by product	
1	**Cell Phones & Accessories**	
2	**Electronics**	
	Computers	Video consoles and video Games
	Phones	Screens , DVD players, Blue Ray players.
	Musical Instruments	Audio, Speakers, I Pods, MP3, Headphones, Stereos
	Cameras	
3	**Furniture**	
	Living rooms	Bedrooms
	Dining Rooms	Bookshelves
	Kitchens	Mattresses
	Stools	
4	**Appliances**	
	Washers	Mini Splits
	Dryers	Refrigerators
	Air Conditioners	Stoves
	Air Fans	Sewing Machines
5	**Home**	
	Vacuums	Pans & Pots
	Irons	Microwave Ovens
	Toasters	Coffee Makers
	Lamps	Blenders
	Chairs	Lamps
	Knives	Mats
6	**Products for her**	
	Handbags	Pans
	Perfumes	Shoes Jewelry
	Watches	
7	**Products for Him**	
	Backpacks	Wallets
	Perfumes	Hats
	Watches	Tennis Shoes
	Shoes	Soccer Shoes
	Belts	
8	**Kids**	
	Toys	Skateboards
	Shoes	Scooters
	Bikes	
9	**Other Product Categories**	
	Tools	Bicycles
	Car Accessories	Camping Equipment
	Tires	Exercise Equipment
	Travel Bags	Inflatables

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NEUROMANIA PRODUCT LIST

** WHOLESALE/ BRICK & MORTAR STORES **

Biz Cat	Biz Category by product
No	
1	**DOLLAR STORE - JAPANESE**
2	**SILVER JEWELRY**
3	**SWOROVSKI**
a	JEWELRY
b	GLASSES
c	WATCHES
4	**FANTASY JEWELRY**
a	BLACK AND WHITE METAL
b	STAINLESS STEEL
c	MACRAME, BRAIDED STRING JEWELRY
5	**JEWERLY MAKING SUPPLIES**
a	GEMS
b	SEA SHELLS
c	GLASS
d	BEADS
6	**TOYS ALL NOVELTIES - RC, BATTERY**
a	TOYS SMALL NOVELTY INEXPENSIVE
b	SMALL PLUSH TOYS
c	MINIATURE NOVELTY TOYS, KEYS CHAINS,
d	STICKERS
7	**BYCICLES AND RIDE-ON TOYS**
8	**BABIES EVERYTHING**
a	SWEATERS
9	**MENS ACCESSORIES**
a	DRESS SHIRTS
b	POLO SHIRTS
c	TIES
d	CUFF LINKS
e	BELTS
f	FORMAL SHOES
10	**MENS CASUAL**
a	T SHIRTS
b	CAPS
c	JEANS
d	BACK PACKS
e	TENNIS SHOES
11	**WOMENS BOUTIQUE**
a	DRESSES FORMAL
b	SWEATERS
c	BELTS

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NEUROMANIA PRODUCT LIST

** WHOLESALE/ BRICK & MORTAR STORES **

Biz Cat		Biz Category by product
12		**LINGERIE & HOSSIERY**
13		**WOMENS ACCESSORIES**
	a	HANDBAGS
	b	BACK PACKS
	c	SCARFS
	d	LUGGAGE
	e	SHOES
	e	WALLETS
14		**WINTER CLOTHES MENS AND WOMEN**
	a	WINTER UNDERWEAR
	b	QUILTED VESTS
	c	JACKETS
	d	GLOVES
	e	SCARFS
15		**WOMEN HAIR**
	a	HAIR ACCESSORIES
	b	FANTASY JEWELRY
16		**PERFUMES, COSMETICS, SOAP, SCENTS**
	a	PERFUMES
	b	COSMETICS
	c	SOAP
	d	SCENTS
17		**NAILS AND TEMPORARY TATTOOS**
	a	NAILS DECORATIONS 3D, TOOLS, EQUIPMENT.
	b	TEMPORARY TATTOOS
	c	NAILS POLISH
	d	NAILS GEL
	e	DECORATIONS STONES, METAL, ETC
	e	BOOKS
	f	MAGAZINES
18		**FASHION SPARKLY NOVELTIES**
19		**CHILDRENS CLOTHING**
20		**SMALL ELECTRONICS:**
		MOBIL PHONE ACCS:
	a	PHONE COVERS
	b	POWER BANK
	c	HEADPHONES
	d	SMALL KEYBOARD
	e	TOY FIGURES
20A		**COMPUTER ACCESSORIES**
	a	HEADPHONES
	b	KEYBOARDS WORK
	d	KEYBOARDS GAMES
	d	MOUSE
	e	USB
	f	WEB CAMERAS
	g	CD CASES

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NEUROMANIA PRODUCT LIST

** WHOLESALE/ BRICK & MORTAR STORES **

Biz Cat		Biz Category by product
21		**e - CIGARRETES**
	a	LIGHTERS
	b	PIPES
22		**WATCHES - MENS & WOMEN**
	a	SUN GLASSES
	b	FANTASY JEWELRY
23		**TRAVEL ARTICLES**
24		**PET STORE**
25		**LED SHOP**
	a	LED DESK LAMPS
26		**STORE**
	a	GIFT BOXES AND BAGS
	b	GREETING CARDS
	c	ZIPLOCK
27		**ART STORE**
	a	HOUSE DECORATIONS
	b	ARTIFICIAL FLOWERS AND FRUITS
28		**LIGHTING SMALL LAMPS**
	a	LIGHTING DELUXE
29		**KITCHEN NOVELTIES SMALL**
	a	KITCHEN NOVELTIES MEDIUM
30		**RURAL STORE**
31		**STATIONARY NOVELTIES**
	a	AGENDAS
	b	PENS
	c	FILES FOLDERS
32		**TOOLS SMALL, REGULAR**
	a	HAND TOOLS
	b	MINI-TOOLS
	c	POWER TOOLS
33		**BED COVER, LINENS, TOWELS,**
34		**SPORTING GOODS**
35		**STORE FIXTURES**
	a	OUT-DOOR SIGN
	b	SEGURITY CAMERA
	c	BAR CODE MACHINE
36		**SECURITY ITEMS**
	a	VIDEO CAMERAS
	b	SELF DEFENSE
37		**ONLY NOVELTIES**
	a	LED LAMP

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NEUROZONE INTERNET PLATFORM

NeuroZone is an e-commerce platform that will provide American Internet retailers a bridge to a world of consumers. The NeuroZone will provide reliable international shipping and credit card processing solutions to consumers in over 150 countries worldwide. In addition to the shipping and payment solutions the platform will offer, the NeuroZone is developed as a true hybrid providing merchants the ability to sell products for a flat price or list items available for bid in the NeuroZone auction program. Similar to eBay, customers will be able to place bids on items of interest and then will complete with one another on the price until the auction end date is met for that item. In a subsequent development phase, 3D visuals will be developed to provide a one-of-a –kind virtual experience that will transform how consumers buy products online.

The NeuroZone is currently accepting applications from online retailers who would like to sell on the NeuroZone. Neuromama.com will also provide an added value with a cross over in promotion of products that are listed on the NeuroZone and additional exposure through the promotion of the NeuroZone platform during commercials running on the Jazz Network and other television shows.

The NeuroZone include all the functionality of a modern shopping cart application, and is mobile responsive. Customer around the world can enjoy the convenience of shopping and placing orders with their mobile devices right in the palm of their hands. In addition, Neuro-branded electronics will be sold at attractive prices through the NeuroZone, thus providing a fully vertically-integrated business line for the Company from distribution out of China, through sales to the consumer for those products.

NeuroZone was recently approved by Globalshopex for international shipping, and we are currently integrating X-Cart (Auction) functionality which should be completed by March of this year.

NeuroZone
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Click here to register as a provider
3G Neuro Devices
Enjoy cutting edge technology for an affordable price
NeuroPhone
NeuroPad
NeuroBook
NEURO ELECTRONICS
PERFUME
COLLECTIBLES
JEWELRY
SPORTING GOODS
APPAREL
Bestsellers
NeuroPhone 3G T888M
$152.00
Annalee 7" State Quarter Mouse - NJ - Mint
$25.00

Competitors are eBay and Amazon.com. Ebay is a pioneer when it comes to auctions and e-commerce, and Amazon is the world's largest retailer, with fulfillment centers in all major US

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cities. However, NeuroZone's focus on international fulfillment and credit card processing could position us as a leader with global consumers. In addition, the international brand equity developed by the strength of the various business lines will continue to attract customers as the value proposition is access to worldwide markets, and the many exclusive commercial benefits available throughout the NeuroPlatform. A key success factor is effective promotion and marketing of the platform to US merchants looking to sell their products internationally, as well as to consumers looking to purchase from American merchants who need the means of doing so.

Among the benefits are: 30% lower rates than other international shipping services, localized checkout with converted currencies including applicable duties, full assumption by NeuroZone's provider of fraud and chargeback risk, global customer service including returns management, and guaranteed payment to US merchants in US dollars.

NeuroZone

Pro Forma Income Statement
($thousands)

	Year 1	2	3	4	5
Revenue	600	1,781	4,574	8,545	12,547
Expenses					
Research and Development	54	160	412	769	1,129
Selling General and Administrative	270	801	2,058	3,845	5,646
Total Expenses	324	962	2,470	4,614	6,775
Net Income	276	819	2,104	3,931	5,771

Growth Rates Y/Y	
Year 2	197%
Year 3	157%
Year 4	87%
Year 5	47%

Development Milestones		
2014	Q1	Finalize Auction; Global Shopex integration
	Q2	Marketing & Sales fully deployed
	Q4	Net Sales Goal $600,000

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ENTERTAINMENT LICENSING

NeuroMama's entertainment assets (including TV and film) has been valued at $18 million by RwE Growth Partners, Inc. (appraiser of RKO Films and Ted Turner Library). According to the International Licensing Industry Merchandisers' Association (LIMA), the specific category of Character & Entertainment Licensing accounted for the largest type of licensing, at over $2.55 billion (2012). As NeuroMama intends to license its assets worldwide (both existing and to be acquired), the business model here assumes 20% of the gross revenue will be realized (roughly equivalent to the 3% of gross revenue provided in RwE's valuation. The pro forma assumes only the existing assets.

In time, we estimate that our entertainment properties will total tens of thousands of featured films, hundreds of thousands of hours of broadcast and cable TV series, special events, sports, and education programs; millions of hours of programs for which we either own or hold exclusive distribution and exploitation rights.

Entertainment Assets Licensing

Pro Forma Income Statement
($thousands)

	Year 1	2	3	4	5
Revenue					
Movies (1-4)		10,000	239,319	34,925	15,906
Net Royaly Percentage (3%)		300	7,180	1,048	477
Expenses					
Admin. Costs related to managing royalties (5%)	-	15	359	52	24
Selling General and Administrative	-	-	-	-	-
Total Expenses	-	15	359	52	24
Net Income	-	285	6,821	995	453

Growth Rates Y/Y	
Year 3	2293%
Year 4	-85%
Year 5	-54%

Development Milestones		
2014	Q1 - Q4	Develop assets for licensing: contracts, marketing, etc.
2015	Q1	Commercial Licensing (Character & Entertainment)

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TV NETWORK ADVERTISING SALES & BRANDING OPPORTUNITIES

The Jazz Network

We recently acquired small library of entertainment assets, which includes 65 episodes of THE JAZZ NETWORK an old TV show that was broadcasted over PBS from 1982 to 1987, few feature films, some television pilots, and more. Valued at over $14 million dollars, THE JAZZ NETWORK TV shows have been syndicated to air on Direct TV, Dish Network, ITunes and local channels in major cities, and will be reaching household in 50 million homes 3 times per week for 65 weeks. We estimate 10 million Jazz fans among the 50 million households that will be reached through this agreement (based on number of individuals per household in the US, and live Jazz performance statistics).

In addition, the agreement provides NeuroMama, Ltd 8 30-second commercials during each show (or 4 60-second commercials), providing further value to the acquisition.

NeuroZoneTV

This is a a 24-hour TV network focused on providing information on Internet companies, technological advancements. It is a reality show dealing with financing of technology companies, news, interviews with CEO's, educational and entertainment content

The Fighting Network

This is a 24-hour TV network focused on martial arts and boxing events, news, interviews, and broadcasting of prerecorded and live championship fights.

The Children Network

This is a 24-hour TV Network focused on broadcasting cartoons developed by major world studios, educational and entertainment content for children.

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TV Network Ad Sales

Pro Forma Income Statement
($thousands)

	Year 1	2	3	4	5
Revenue					
The Jazz Network	42,000	60,350	78,349	94,887	108,724
NeuroZone TV	5,000	7,026	8,898	10,494	11,691
The Fighting Network	8,000	11,241	14,237	16,790	18,706
The Childrens' Network	4,000	5,621	7,119	8,395	9,353
Total Revenue	59,000	84,238	108,603	130,566	148,473
Expenses					
The Jazz Network	32,326	48,267	63,659	79,534	91,090
NeuroZone TV	3,848	5,619	7,230	8,796	9,795
The Fighting Network	6,157	8,991	11,568	14,073	15,672
The Childrens' Network	3,079	4,495	5,784	7,037	7,836
Total Expenses	45,410	67,372	88,240	109,440	124,392
Net Income	13,590	16,866	20,362	21,126	24,081

Growth Rates Y/Y	
Year 2	43%
Year 3	29%
Year 4	20%
Year 5	14%

Development Milestones		
2014	Q1 - Q4	Production and Broadcasting; Ad Sales

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RISK FACTORS: MANAGEMENT

We have no operating history. We were formed principally to develop and operate NeuroMama.com. NeuroMama will be a new venture which has no history of operations. We cannot assure you that we will be able to attract a sufficient number of users, affiliates or advertisers to the Neuromama.com domain to make our operations profitable.

Our operations will be subject to the significant business, economic, regulatory and competitive uncertainties and contingencies frequently encountered by new businesses in competitive environments, many of which are beyond our control. Because we have no operating history, it may be more difficult for us to prepare for and respond to these types of risks and the risks described elsewhere in this prospectus than for a company with an established business and operating cash flow. If we are not able to manage these risks successfully, it could negatively impact our operations.

Our Business Could Suffer if We Are Unsuccessful in Making, Integrating, and Maintaining Commercial Agreements, Strategic Alliances, and Other Business Relationships

We provide services to other businesses through our affiliate programs and other commercial agreements, strategic alliances and business relationships. Under these agreements, we provide technology, fulfillment and other services, as well as enable sellers to offer products or services through our websites and power their websites. These arrangements are complex and will require substantial personnel and resource commitments by us, which may limit the agreements we are able to enter into and our ability to integrate and deliver services under them.

If we fail to implement, maintain, and develop the components of these commercial relationships, which may include fulfillment, customer service, inventory management, tax collection, payment processing, licensing of third-party software, hardware, and content, and engaging third parties to perform hosting and other services, these initiatives may not be viable.

The amount of compensation we receive under certain of these agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our Business Could Suffer if We Are Unsuccessful in Making, Integrating, and Maintaining Acquisitions and Investments

We have invested in a number of companies, and we may acquire or invest in or enter into joint ventures with additional companies. As a result of future acquisitions or mergers, we might need to issue additional equity securities, spend our cash, or incur debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce our profitability and harm our business.

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In addition, valuations supporting our acquisitions and strategic investments could change rapidly given the current global economic climate. We could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could adversely impact our financial results.

We Are Subject to Payments-Related Risks

We will accept payments using a variety of methods, including credit card, debit card, credit accounts (including promotional financing), gift certificates, direct debit from a customer's bank account, consumer invoicing, physical bank check FSR Points, and payment upon delivery. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements, and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability.

We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, electronic checks, and promotional financing, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply.

If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks' costs, subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and operating results could be adversely affected. We may offer co-branded credit cards. If one or more of these agreements are terminated and we are unable to replace them on similar terms, or at all, it could adversely affect our operating results.

Our business depends on our ability to attract and retain talented employees.

Our business is based on successfully attracting and retaining talented employees. The market for highly skilled workers and leaders in our industry is extremely competitive. We are limited in our ability to recruit internationally by restrictive domestic immigration laws. If we are less successful in our recruiting efforts, or if we are unable to retain key employees, our ability to develop and deliver successful products and services may be adversely affected. Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution.

Delays in product development schedules may adversely affect our revenue.

The development of software products is a complex and time-consuming process. New products and enhancements to existing products can require long development and testing periods. Our increasing focus on devices and cloud-based services also presents new and complex development issues. Significant delays in new product or service releases or significant problems in creating new products or services could adversely affect our revenue.

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If We Do Not Successfully Operate Our Customer Care Centers, Our Business Could Be Harmed

If we do not adequately predict customer demand or otherwise optimize and operate our fulfillment centers successfully, it could result in excess or insufficient inventory or fulfillment capacity, result in increased costs, impairment charges, or both, or harm our business in other ways. A failure to optimize inventory will increase our net shipping cost by requiring long-zone or partial shipments. Orders from our website are fulfilled primarily from a single location, and we have only a limited ability to reroute orders to third parties for drop-shipping. We may be unable to adequately staff our fulfillment and customer service centers. As we continue to add fulfillment and warehouse capability or add new businesses with different fulfillment requirements, our fulfillment network becomes increasingly complex and operating it becomes more challenging. If the other businesses on whose behalf we perform inventory fulfillment services deliver product to our fulfillment centers in excess of forecasts, we may be unable to secure sufficient storage space and may be unable to optimize our fulfillment centers. There can be no assurance that we will be able to operate our network effectively.

We rely on a limited number of shipping companies to deliver inventory to us and completed orders to our customers. If we are not able to negotiate acceptable terms with these companies or they experience performance problems or other difficulties, it could negatively impact our operating results and customer experience. In addition, our ability to receive inbound inventory efficiently and ship completed orders to customers also may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, acts of God and similar factors.

Third parties either drop-ship or otherwise fulfill an increasing portion of our customers' orders, and we are increasingly reliant on the reliability, quality and future procurement of their services. Under some of our commercial agreements, we maintain the inventory of other companies, thereby increasing the complexity of tracking inventory and operating our fulfillment centers. Our failure to properly handle such inventory or the inability of these other companies to accurately forecast product demand would result in unexpected costs and other harm to our business and reputation.

The Loss of Key Senior Management Personnel Could Negatively Affect Our Business
We depend on our senior management and other key personnel. We do not have "key person" life insurance policies. The loss of any of our executive officers or other key employees could harm our business.

We Face Significant Inventory Risk

In addition to risks described elsewhere in this section relating to fulfillment center and inventory optimization by us and third parties, we are exposed to significant inventory risks that may adversely affect our operating results as a result of seasonality, new product launches, rapid changes in product cycles and pricing, defective merchandise, changes in consumer demand and consumer spending patterns, changes in consumer tastes with respect to our products and other factors. We endeavor to accurately predict these trends and avoid overstocking or understocking products we manufacture and/or sell. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. In addition, when we begin selling or manufacturing a new product, it may be difficult to establish vendor relationships, determine appropriate product or component selection, and accurately forecast demand. The acquisition of certain types of inventory or components may require significant lead-time and prepayment and they may not be returnable. We carry a broad selection and significant inventory levels of certain products, such as consumer

24 | Page

electronics, and we may be unable to sell products in sufficient quantities or during the relevant selling seasons. Any one of the inventory risk factors set forth above may adversely affect our operating results.

Improper disclosure of personal data could result in liability and harm our reputation.

As we continue to grow the number and scale of our cloud-based offerings, we store and process increasingly large amounts of personally identifiable information of our customers. At the same time, the continued occurrence of high-profile data breaches provides evidence of an external environment increasingly hostile to information security.

This environment demands that we continuously improve our design and coordination of security controls across our business groups and geographies. Despite these efforts, it is possible our security controls over personal data, our training of employees and vendors on data security, and other practices we follow may not prevent the improper disclosure of personally identifiable information that we or our vendors store and manage.

Improper disclosure of this information could harm our reputation, lead to legal exposure to customers, or subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. Our software products and services enable our customers to store and process personal data on premise or, increasingly, in a cloud-based environment we host. We believe consumers using our email, messaging, storage, sharing, and social networking services will increasingly want efficient, centralized methods of choosing their privacy preferences and controlling their data. Perceptions that our products or services do not adequately protect the privacy of personal information could inhibit sales of our products or services.

Acquisitions and investments could result in operating difficulties, dilution, and other harmful consequences that may adversely impact our business and results of operations.
Acquisitions are an important element of our overall corporate strategy and use of capital, and we expect to partake in several acquisitions per year. These transactions could be material to our financial condition and results of operations. We also expect to continue to evaluate and enter into discussions regarding a wide array of strategic transactions. The process of integrating an acquired company, business, or technology will create unforeseen operating difficulties and expenditures. The areas where we face risks include:

- Diversion of management time and focus from operating our business to acquisition integration challenges.
- Failure to successfully further develop the acquired business or technology.
- Implementation or remediation of controls, procedures, and policies at the acquired company.
- Integration of the acquired company's accounting, human resource, and other administrative systems, and coordination of product, engineering, and sales and marketing functions.
- Transition of operations, users, and customers onto our existing platforms.
- Failure to obtain required approvals on a timely basis, if at all, from governmental authorities, or conditions placed upon approval, under competition and antitrust laws which could, among other things, delay or prevent us from completing a transaction, or otherwise restrict our ability to realize the expected financial or strategic goals of an acquisition.

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- In the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries.
- Cultural challenges associated with integrating employees from the acquired company into our organization, and retention of employees from the businesses we acquire.
- Liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities.
- Litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities, and harm our business generally

Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, or amortization expenses, or impairment of goodwill, and restructuring charges, any of which could harm our financial condition or results. Also, the anticipated benefit of many of our acquisitions may not materialize.

Improper access to or disclosure of our users' information, or violation of our terms of service or policies, could harm our reputation and adversely affect our business.

Our efforts to protect the information that our users have chosen to share using NeuroMama may be unsuccessful due to the actions of third parties, software bugs or other technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users' data. If any of these events occur, our users' information could be accessed or disclosed improperly.

Our Data Use Policy governs the use of information that users have chosen to share using NeuroMama and how that information may be used by us and third parties. Some Platform developers may store information provided by our users through apps on the NeuroMama Platform or websites integrated with NeuroMama. If these third parties or Platform developers fail to adopt or adhere to adequate data security practices or fail to comply with our terms and policies, or in the event of a breach of their networks, our users' data may be improperly accessed or disclosed.

Any incidents involving unauthorized access to or improper use of the information of our users or incidents involving violation of our terms of service or policies, including our Data Use Policy, could damage our reputation and our brand and diminish our competitive position. In addition, the affected users or government authorities could initiate legal or regulatory action against us in connection with such incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Any of these events could have a material and adverse effect on our business, reputation, or financial results.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

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We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our proprietary rights. In the United States and internationally, we have filed various applications for protection of certain aspects of our intellectual property, and we currently hold a number of issued patents in multiple jurisdictions and have acquired patents and patent applications from third parties. In the future we may acquire additional patents or patent portfolios, which could require significant cash expenditures.

Third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and compete with our business.

In addition, we regularly contribute software source code under open source licenses and have made other technology we developed available under other open licenses, and we include open source software in our products. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could have an adverse effect on our business and financial results.

Certain of our user metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The numbers of our Frequent Search Rewards FSRs and average revenue per user (ARPU) are calculated using internal company data based on the activity of user accounts. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products across large online and mobile populations around the world. For example, there may be individuals who maintain one or more accounts or fail to log in prior to doing a search.

We estimate, for example, that "duplicate" accounts (an account that a user maintains in addition to his or her principal account) could represent approximately 5.0% of our user base. We also seek to identify "false" accounts, which we divide into two categories: (1) user-misclassified accounts, where users have created personal profiles for a business, organization, or non-human entity such as a pet (2) undesirable accounts, which represent user profiles that we determine are intended to be used for purposes that violate our terms of service, such as spamming. We estimate user-misclassified accounts could represent approximately 1.3% of our worldwide user base and undesirable accounts may have represented approximately 0.9% of our worldwide user base.

Some of our metrics could at times be affected by applications on certain mobile devices that automatically contact our servers for regular updates with no user action involved, and this activity can cause our system to count the user associated with such a device as an active user on the day such contact occurs. The impact of this automatic activity on our metrics varied by geography because mobile usage varies in different regions of the world. In addition, data regarding the geographic location of our users is estimated based on a number of factors, such as the user's IP address and self-disclosed

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location. These factors may not always accurately reflect the user's actual location.

For example, a mobile-only user may appear to be accessing our servers from the location of the proxy server that the user connects to rather than from the user's actual location. The methodologies used to measure user metrics may also be susceptible to algorithm or other technical errors. Our estimates for revenue by user location and revenue by user device are also affected by these factors. We regularly review and may adjust our processes for calculating these metrics to improve their accuracy. In addition, our estimates will differ from estimates published by third parties due to differences in methodology.

For example, some third parties are not able to accurately measure mobile users or do not count mobile users for certain user groups or at all in their analyses. If marketers, developers, or investors do not perceive our user metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and marketers and developers may be less willing to allocate their budgets or resources to NeuroMama, which could negatively affect our business and financial results.

Cautionary Statement Regarding Forward-Looking Information

The statements in this report are not reported financial results or other historical information are "forward-looking statements" within the meaning of the Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include, among others, statements regarding our business plans and availability of financing for our business.

You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed with or furnished to the United States Securities and Exchange Commission ("SEC"). We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changed expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC.

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FINANCE

Following are a development budget including Q4 2013, and reaching mid-year 2015 with $19.42 million total spend projected, as well as the consolidated income statement for all core business units over a 10-year period.

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NEUROMAMA, LTD. DEVELOPMENT BUDGET

Consolidated	13-months Spent to Date Dec 1 2013 - Jan 31 2014	13-months Forecast Feb 1 2014 - Dec 31 2014	2015 (6 mos.) Jan - June	Notes
Payroll				
Website & Graphics Design	525,875	476,667	520,000	
Payroll - back office support & other	188,545	229,167	229,167	
Executive Payroll/Management	14,000	1,560,416	3,120,833	
Training		550,000	600,000	
Sales - fixed payroll		504,167	550,000	
Professional Services & Product Development				
Consulting	81,847			
Accounting, Audit, and other 3rd party	17,682			
Legal	15,747			
Network maintenance, licenses, production of branded content		120,042	137,500	
Software Development		458,333	458,333	
Marketing & Advertising				
Advertising POS	7,837	183,333	200,000	
Point of sales material		183,333	200,000	
Promotion Items to to help sell advertising (NeuroPad)	32,748	550,000	550,000	20,000 units
Sales leads		45,833	91,667	
Launch of NeuroMama Brick & Mortar stores		907,786	916,667	includes adv & promotion
Travel & Entertainment	14,715	165,000	180,000	
Marketing Expenses		550,000	275,000	
Capital Expenditures				
Computers and associated hardware		641,667	700,000	
General Hardware and office equipment		175,000	100,000	
Indirect Costs				
Rent and other services		366,667	366,667	
Mailing Costs		200,250	225,000	
Transfer Agent Services	2,004			
Events				
MIPCOM Cannes, France	98,506	320,833		
8 Selected Conventions - Las Vegas		800,000		
Total	**999,507**	**9,000,493**	**9,420,832**	
	Total 13-month	**10,000,000**		
	Grand Total		**19,420,832**	

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NeuroMama.Com, Ltd.

CONSOLIDATED FINANCIALS

Pro Forma Income Statement

($thousands)

	Year 1	2	3	4	5	6	7	8	9	10
Revenue										
NeuroMama.com Sengine - AD Sales	3,500	8,639	17,004	24,965	29,166	34,073	39,806	46,504	54,328	63,469
Neuro Electronics	400	627	984	1,346	1,573	1,837	2,146	2,507	2,929	3,422
NeuroMania Online & Brick and Mortar	-	10,000	11,683	13,648	15,262	17,067	19,085	21,342	23,866	26,688
NeuroZone	600	1,781	4,574	8,545	12,547	18,422	27,048	39,713	58,308	85,611
Entertainment Asset Licensing	-	300	7,180	1,048	477	477	477	477	477	477
TV Network Ad Sales	59,000	84,238	108,603	130,566	148,473	168,837	191,993	218,325	248,268	282,318
Total Revenue	**63,500**	**105,585**	**150,026**	**180,119**	**207,498**	**240,712**	**280,555**	**328,867**	**388,176**	**461,985**
Business Unit Expenses										
NeuroMama.com Sengine - AD Sales	1,141	2,817	5,544	8,140	9,510	11,110	12,979	15,163	17,714	20,694
Neuro Electronics	1,263	550	862	1,179	1,378	1,609	1,880	2,197	2,566	2,998
NeuroMania Online & Brick and Mortar	908	3,500	4,089	4,777	5,342	5,973	6,680	7,470	8,353	9,341
NeuroZone	324	962	2,470	4,614	6,775	9,948	14,606	21,445	31,486	46,230
Entertainment Asset Licensing	-	15	359	52	24	24	24	24	24	24
TV Network Ad Sales	45,410	67,372	88,240	109,440	124,392	141,453	160,853	182,914	208,001	236,529
Total Business Unit Expenses	**49,046**	**75,215**	**101,564**	**128,203**	**147,420**	**170,117**	**197,022**	**229,212**	**268,144**	**315,815**
Shared Services - Indirect Expenses										
Payroll	4,049	10,040	10,341	10,651	10,971	11,300	11,639	11,988	12,348	12,718
Professional Services & Product Development	700	1,192	1,227	1,264	1,302	1,341	1,381	1,423	1,466	1,510
Marketing & Advertising	1,150	917	944	972	1,002	1,032	1,063	1,095	1,127	1,161
Other Overhead	575	1,183	1,219	1,255	1,293	1,332	1,372	1,413	1,455	1,499
Total Shared Services	**6,473**	**13,332**	**13,732**	**14,144**	**14,568**	**15,005**	**15,455**	**15,919**	**16,396**	**16,888**
Capital Expenditures										
Computers and associated hardware	642	700	721	743	765	788	811	836	861	887
General Hardware and office equipment	175	100	103	106	109	113	116	119	123	127
Total Capital Expenditures	**7,865**	**15,315**	**15,774**	**16,248**	**16,735**	**17,237**	**17,754**	**18,287**	**18,836**	**19,401**
Pre-Tax Net Income from Operations	**115**	**1,723**	**18,956**	**21,524**	**28,774**	**38,354**	**50,324**	**65,450**	**84,800**	**109,881**

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APPENDIX "B"

Entertainment Assets – Intellectual Property

1.       Feature film "Under the Gun" with Vanessa Lyne Williams in the leading role. (Never released)

2.       Music film "Live at Ventura Beach, California" of the live show in the Ventura Beach with 5,000 spectators with Eric Burdon from the Animals and Robby Krieger from the Doors performing there. (DVD was already released in Germany.)

3.       Feature film "Comeback", with Eric Burdon in the leading role. (Never released)

4.       Feature film "Road Stories" featuring Frankie Avalon and many other famous musicians. With Frankie Avalon in the leading role. (Never released)

5.       The Jazz Network Show List:

Host for these shows: Buster Jones

    #1        Rick Zunigar (Stevie Wonder’s Guitarist) with trio live in studio and Dave Koz video
    #2        Thurman Green (Trombonist) live in studio with Lou Rawls video
    #3        Marcus Roberts (Wynton Marsalis Pianist) with footage from “Deep in the Shed”
    #4        Sid Jacobs (Guitarist) Quartet live with Andy Narrel video

    #5        Ben Clatworthy (Saxophone) Quartet live and Pat Metheny video

    #6        Vinnie Golia (Multi-inst) Trio live in studio, Chet Baker video

1

Host for next shows: Talaya Trigueros

    #7        Doug Webb (Saxophone) with Minimum Three live, Miles Davis video

    #8        Edwing Sankey (Organ Trio) live in studio with a Branford Marsalis video
    #9        Eric Marienthal (Saxophonist with Chick Corea) live,  Miles Davis video

Host for next shows: Buster Jones

•

#10

John Scofield (Miles Guitarist) and footage from “Live Three Ways”

•

#11

Ricardo Silveira (Brazilian Guitarist) live from S.M.C.C. Pavilion

•

#12

Billy Childs (Pianist) live from Le Cafe, and artist Rozzell Sykes

•

#13

no show

•

#14

Blues Special with host Bubba Jackson: Tony Mathews (Guitarist) who performed with Ray Charles is featured, live at St. Marks

Host for next shows: Talaya

•

#15

Carl Saunders (Trumpet) Sextet live in studio featuring Ron Feuer (Piano), and Bob Magnuson (Bass)

•

#16

Rick Zunigar (Guitarist) Electric Band plays fusion live

•

#17

Miles Davis Tribute Show with Bobby Lyle (Piano) and Horace

Silver

•

#18

Long Beach Jazz Festival with Patrice Rushen (Keyboards) and

Ndugu (Drums); also appearance of Black Note....Bobby Lyle   hosts

•

#19

Long Beach Jazz Fest. part 2 with Billy Cobham (Drums) and Ernie Watts (Sax); music from Strunz and Farah....hosted by Bobby Lyle

•

#20

Bob Sheppard (Sax) plays live At My Place featuring Larry Koontz (Guitarist), and John Beasley (Keyboards), Buster Jones host

•

#21

John Patitucci (Bassist) hosts an all video show featuring Pat Metheny video and Chick Corea footage

•

#22

Bobby Lyle (Keyboards) live at the S.M.C.C. Pavilion featuring Everette Harp (Sax) plus Jazz Dance Inc., hosted by Buster Jones

•

#23

The Penland Polygon Quintet featuring Ralph Penland (Drums),

Patrice Rushen (Piano) and Tony Dumas (Bass) live at Grand Ave Bar

•

#24

The Penland Polygon part 2 featuring Patrice Rushen (Piano), etc.

•

#25

John Scofield (Guitarist) Quartet featuring Joe Lovano (Sax) live at the Strand; also Dr. John video; with Talaya host

•

#26

John Beasley (Miles Keyboardist) live at S.M.C.C. Performance

Center with host Talaya

•

#27

Poncho Sanchez (Percussion) Latin Band live at Kimballs East, Talaya hosts

2

•

#28

Tony Williams (Drummer) with footage from “New York Live!” featuring Mulgrew Miller (Piano) and Wallace Roney (Trumpet), Bobby Lyle hosts

•

#29

Rick Zunigar (Guitarist) Live Recording Session feat. Mulgrew Miller (Piano), Bob Sheppard (Sax), and Ralph Penland (Drums)

•

#30

Chick Corea (Keyboardist) and footage from “Akoustic Band Alive “and “Elektric Band” videos, Talaya hosts

•

#31

Freddie Hubbard (Trumpet) and “Ride Like The Wind” footage with Joe Williams host

•

#32

Freddie Hubbard hosts a video show featuring Norman Brown, etc.

•

#33

Billy Childs (Pianist) live in studio with Wynton Marsalis video, Talaya hosts

•

#34

Roger Kellaway (Pianist) plays solo, plus a Streisand video, Talaya hosts

•

#35

Al DiMeola (Guitarist) with “Live at the Palladium” footage featuring Rachel Z (keyboards), also World Sinfonia at N.A.M.M., Talaya hosts

•

#36

Al DiMeola hosts an all guitar video show with Robert Cray and Pat Metheny videos

•

#37

Lyle Mays (Pat Metheny Keyboardist) live at the Strand with Mark Johnson (Bass) and Bob Sheppard (Sax), Talaya hosts

•

#38

Don Grusin (Keyboards) World Beat live at Schurr 93’ Jazzfest,

Talaya hosts

•

#39

Alan Pasqua (Pianist) with John Patitucci (Bass) and Peter Erskine (Drums) live in studio, Zan Stewart hosts

•

#40

Eric Reed (Wynton’s Pianist) plays live in studio with host Zan Stewart

•

#41

Hiroshima (Contemporary Jazz) plays live at the Schurr 93’ Jazzfest, Talaya hosts

•

#42

Paul Jackson Jr. (Guitar) hosts all video show featuring Ramsey

Lewis, etc.

•

#43

Marcos Ariel (South American Pianist) and Justo Almario (Sax) at Schurr 93’ Jazzfest hosted by Talaya

•

#44

Bennie Maupin (Sax) plays live in studio, talks about Miles and Herbie Hancock experiences, Zan Stewart hosts

•

#45

Bill Cunliffe (Pianist) Trio featuring Joe LaBarbera (Drums) live in studio Zan Stewart hosts

•

#46

McCoy Tyner (Coltrane’s Pianist) and footage from “One Night With Blue Note” featuring Woody Shaw and Jackie McClean, also   Playboy Jazzfest

•

#47

Everette Harp hosts an all video show with Branford Marsalis and Dave Koz videos and performs his latest single live!

•

#48

Joe Lovano (Saxophone) Quartet live at the Jazz Bakery featuring Tim Hagans (Trumpet), Zan Stewart hosts

•

#49

Chick Corea Elektric Band II perform live at the Strand, Talaya hosts

3

Host for next shows: Zan Stewart

•

#50

Carl Allen (Drums) Quintet  featuring Vincent Herring (Sax) play some tunes from their latest CD live in studio

•

#51

Kei Akagi (Pianist) Quartet with Rob Lockhart (Sax), and Willie Jones III (Drums), live

•

#52

Wallace Roney (Trumpet) Quintet featuring Ravi Coltrane (Sax), and Geri Allen (Piano) perform live in the studio

•

#53

The L.A. Jazz Quartet featuring Darek Oles (Bass), and Larry Koonse Guitar), perform originals from their CD

•

#54

The Weller Bros., Bob (Keyboards) and Dick (Drums) play originals with Steve Tavaliogne (Sax)

•

#55

Jeff Beal (Trumpet) brings in his own group featuring Dave Carpenter (Bass) and Steve Cardenas (Guitar) doing cuts from his last few CDs

•

#56

Bopsicle featuring vocalist Stephanie Haynes perform their stylistic tunes

•

#57

B Sharp Quartet perform their originals in the studio live with Zan Stewart

•

#58

Black Note another great LA band play from their latest Sony CD, Zan hosts

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#59

Frank Gambale (Guitarist) live from the Baked Potato with Alphonso Johnson, (Bass), and Walfredo Reyes (Drums), Talaya host

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#60

Mark Isham (Trumpet) plays originals from his latest CD with Jeff Weber

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#61

Mike Garson

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#62

John Rangel (Keyboards) new player on the jazz horizon with Willie Jones III (drums) with host Jeff Weber

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#63

Brad Mehldau (Piano) superb player from New York plays solo, host Jeff Weber.

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#64

Eugene Maslov (Piano) Russian born keyboardist plays solo piano in Bill Evans tribute with host Jeff Weber

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#65

Everette Harp (Saxophone) hosts a Contemporary Video show featuring The Rippingtons, The Yellowjackets, plus a performance from his latest CD.

PILOT SHOWS

1.

4 episodes of "Rock and Roll Road Stories" featuring hosts: José Feliciano virtuoso guitarist and composer known for many international hits including his rendition of The Doors' "Light My Fire" and the best-selling Christmas single "Feliz Navidad". Frankie Avalon an American actor, singer, playwright, and former teen idol. Paul Bernard Rodgers an English rock singer-songwriter, best known for his success in the 1970s as a member of Free and Bad Company. He has recently toured and recorded with another 1970s band, Queen.

2.

1 episode of Movie Week, a promo for a weekly show. This would be a great tool for   promoting distribution of Global entertainment assets.

3.

90 minutes of Cabaret type variety show "Fantazmus" with Ilya Reznik in the leading role, and 28 Olympic and World Champions rhythmic gymnasts performing. Choreographed by Olga Morozova, music written by Raimonds Pauls. Ilia Reznik is the most famous songwriter in former USSR, and Raimonds Pauls is the most famous composer in former USSR. Olga Morozova is one of the best coaches for Rhythmic Gymnastics in USSR.

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